Exhibit 4.1

SHARE CERTIFICATE

Number of certificate	Number of shares

CLICK HOLDINGS LIMITED

500,000,000 shares of no par value each divided into

(i)	450,000,000 Class A Ordinary Shares with no par value each

(ii)	50,000,000 Class B Ordinary Shares with no par value each

THIS SHARE CERTIFICATE CERTIFIES THAT as of [Transfer date], [Name] of [Address] is the registered holder of [Number] fully paid Class A Ordinary Share(s) of no par value in the above named Company which are held subject to, and transferable in accordance with, the Memorandum and Articles of Association of the Company (as Revised).

In Witness Whereof the Company has authorized this certificate to be issued on [Transfer date].

Director	Director/ Secretary